Exhibit 99.1

Klondex Provides Update on Midas’ Exploration Drill Program -
Encounters Significant Gold and Silver Intercepts to the West and
South of Midas

Vancouver, BC – October 8, 2015– Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) (“Klondex” or the “Company”) is pleased to provide an update on recent underground and surface drilling from its Midas Mine in Nevada (FIGURE 1).

Highlights:
Midas Trend, Northwest:
•	DMC-290 Three Intercepts:
1.	2.3 opt AuEq over 5.0 ft, or 79.4 g/t AuEq over 1.5 m - 201 Splay
2.	0.7 opt AuEq over 10.0 ft, or 22.6 g/t AuEq over 3.0 m - 201 Splay
3.	1.0 opt AuEq over 4.0 ft, or 32.5 g/t AuEq over 1.2 m - 201 Midas
•	DMC-287B: 0.23 opt AuEq over 8.0 ft, or 7.8 g/t AuEq over 2.4 M - 201 Midas

Queen Vein: (south of the Owyhee Fault)
•	MUC-02768: 2.0 opt AuEq over 2.0 ft, or 66.7 g/t AuEq over 0.6 m – 1605 Queen
•	MUC-02772 1.2 opt AuEq over 2.0 ft, or 42.6 g/t AuEq over 0.6 m – 1605 Queen

Trinity: (south of the Owyhee Fault)
•	MUC-02882: 0.07 opt AuEq over 115.0 ft, or 2.3 g/t AuEq over 35.1 m – Trinity
•	MUC-02773: 0.07 opt AuEq over 10.0 ft, or 2.5 g/t AuEq over 3.0 m – Trinity
•	MUC-02776 Two Intercepts:
1.	0.02 opt AuEq over 44 ft, or 0.6 g/t AuEq over 13.4 m – Trinity
2.	0.06 opt AuEq over 26 ft, or 2.0 g/t AuEq over 7.9 m – Trinity

Paul Huet, President and CEO stated “We have been patiently waiting for months to test these two areas, the initial results are quite encouraging supporting the older drill holes from these targets.  While still early days, the assays direct us in two areas to continue focusing on to unlock significant value at Midas.”

The focus of our 2015 Midas Exploration drill program was designed to test historic vein drill intercepts and expand the existing resource to support the westward and southern districts (TABLES 1-3).  Moving forward, the drill plan is to follow up on these intercepts in an effort to extend the strike and known mineral areas further improving our understanding of the district.

The drilling South of the Owyhee fault has revealed a very different style of mineralization from the Midas bonanza veins that have been historically mined to date.  The new area called the “Trinity Zone” is hosted in a permeable breccia body.

 Brian Morris, Vice President also commented “Initial surface drill assay results from the Midas trend are exciting, supporting historic drill results yielding high grade gold and silver mineralization in multiple intercepts created by the structural intersection of the Midas Trend vein with the Rico vein. South of the Owayhee fault is an exciting development. Systematic re-logging of historic drilling coupled with observations from our new drilling has provided a new interpretation of this zone. Surface core drilling is in progress and reinterpretation of historic data is ongoing to better understand the controls of mineralization and to refine the geologic model.”

Assays were performed by American Assay Laboratories (AAL) of Sparks, Nevada and ALS Chemex of Reno, Nevada, both of which are ISO 17025 accredited laboratories, as directed under the supervision of Klondex staff.

A description of the data verification methods, quality assurance program and quality control measures applied is found in the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", amended on April 2, 2015 and with an effective date of August 31, 2014, which is available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two mineral properties: the Fire Creek project and the Midas project ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Brian Morris is the Independent Qualified Person (Nevada AIPG CPG-11786), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Forward-looking Information and Technical Information
A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the Midas project, statements regarding the estimation of mineral resources and the potential delineation of additional mineral resources through further exploration at the Midas project, the accuracy of current interpretation of drill and other exploration results and the possibility of a bulk mining scenario. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.